Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Axcelis Technologies, Inc. for the registration of common stock, preferred stock, warrants, debt securities, and units, and to the incorporation by reference therein of our report dated March 14, 2017, with respect to the consolidated financial statements and schedule of Axcelis Technologies, Inc., and the effectiveness of internal control over financial reporting of Axcelis Technologies, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 7, 2017